FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934






For the month of May 2006


Commission File Number 333-7182-01




                                   CEZ, a. s.
      _____________________________________________________________________
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      _____________________________________________________________________
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F.
                                ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes       No X
                          ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:



        Polish Power Utilities Elcho and Skawina Now Members of CEZ Group


The CEZ power utility has completed the acquisition of Polish power utilities today in Amsterdam. It will pay EUR 180.8 million and EUR 202.5 million to American PSEG Global for its majority interests in Elektrownia Skawina S.A. and Elektrocieplownia Elcho Sp. z o. o., respectively. Thus, the total investment of CZK 10.8 billion becomes the largest Czech investment abroad. CEZ beat out 11 global power utilities in the tenders.

"We have already succeeded in Southeastern Europe, and we are pleased that we have also been successful for the first time in Poland, which is a strategic market for CEZ in the Central European region. As with the existing foreign acquisitions, the results of which have been increasingly reflected in the operations of the Group, we also expect benefits to be derived from these latest additions. In addition, we expect Elcho and Skawina to be a springboard to further acquisitions in Poland," said CEZ's Chairman of the Board and CEO, Martin Roman.

"Both power plants are situated in a region in Poland that is undergoing very rapid development, a location which is beneficial from the perspective of both power supply and heat supply. In addition, both sources are situated near Detmarovice (50 km and 100 km, respectively) and another member of the CEZ Group, Energetika Vitkovice. A strong grouping of the four power plants near the Moravia-Poland border is also important in the Central European context, and will allow certain activities to be carried out jointly, resulting in a cost reduction. The joint purchase of fuel for all four sources is also an option," adds Jiri Borovec, Vice-Chairman of the Board and Director of the Production Division of CEZ.

The synergies will also be augmented by personnel links within the black-coal production portfolio of the CE Group: the current director of the Detmarovice power plant, Lumir Jendryscik, has accepted the post of the Director of Strategy in the Polish Skawina power plant, and the current director of the Pocerady power plant, Jan Mikulka, is joining the management of the Elcho power plant.

The installed capacity of the CEZ Group in Northern Moravia and Southern Poland has nearly doubled, accounting for about 13% of the total installed capacity of the CEZ Group and for something less than one-fifth of the coal portfolio.

The Skawina and Elcho power utilities are situated in Southern Poland, and both produce electricity and heat in co-generational plants. The joint capacity of both plants (810 MW) exceeds that of our own [Czech] large plants, such as Detmarovice or Chvaletice. By purchasing PSEG Distribution BV and PSEG Silesia BV from the American PSEG group, the CEZ energy corporation has acquired shares in the Skawina power plant and Elcho company of approx. 75% and approx. 89%, respectively.

The installed capacity of the Skawina hard coal power plant is 590 MW; it generates approximately 2.8 TWh of electricity per annum. Owing to its CHP design, the plant also supplies the town of Skawina and the Western part of Krakow with heat and hot water. The electricity is fed into the networks of several local distribution and trading companies in Poland.

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Elcho is 8 km to the Northwest of Katowice, and burns hard coal to generate combined heat and power in two modern co-generational blocks with a total installed capacity of 220 MW. The customer for 100% of the electric power generated at the plant is the operator of the Polish transmission grid - PSE; the heat is delivered to Katowice and surrounding areas.

The CEZ group has been conducting its foreign expansion with success, both in the area of electricity distribution and as regards the acquisition of production sites. Since 2005, the group has owned distribution companies in Bulgaria and Romania. At the beginning of May, CEZ signed a privatization agreement for the Varna power plant in Bulgaria.

PSEG (NYSE: PEG) is an American energy group. Its key members are PSEG Energy Holdings, whose core business are investments into electricity and gas utilities and the production of electricity in the U.S. and abroad; PSEG Power, which owns and operates more than 14,000 MW of installed capacity in the U.S., and PSE&G - an electricity and gas distribution company in New Jersey, USA.

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



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.

                                                     ---------------------------
                                                           (Registrant)


                                                  By:  /s/ Libuse Latalova
                                                     ---------------------------
                                                           Libuse Latalova
                                                  Head of Finance Administration



Date:  May 29, 2006


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